Exhibit 21

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation/Organization

Stem Cell Cayman Ltd.	Cayman Islands

Stem Pearls, LLC	Florida

Lipo Rejuvenation Centers, Inc.	Florida